2AQ Putnam Research Fund attachment
1/31/05 Semi-annual

77e

Regulatory matters and litigation

Putnam Management has entered into agreements with the Securities and Exchange Commission and the Massachusetts Securities Division settling charges connected with excessive short-term trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnam-administered 401(k) plans. Pursuant to these settlement agreements, Putnam Management will pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to shareholders and the funds.
The restitution amount will be allocated to shareholders pursuant to a plan developed by an independent consultant, with payments to shareholders currently expected by the end of the summer.

The SECs and Massachusetts Securities Divisions allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds. Putnam Management will bear any costs incurred by Putnam funds in connection with these lawsuits. Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

In connection with its investigation of certain brokerage matters, the staff of the Philadelphia district office of the SEC has raised the question whether, in years prior to 2004, Putnam Management fully and effectively disclosed its practices relating to the allocation of brokerage on mutual fund portfolio transactions to brokerdealers who sold shares of the funds. Putnam Management ceased directing brokerage to broker-dealers in connection with the sale of fund shares as of January 1, 2004. Putnam Management and the Philadelphia office negotiated an offer of settlement under which Putnam Management would pay a civil penalty in the amount of $40 million and disgorgement in the amount of $1, and the total amount would be distributed to certain Putnam funds. The offer of settlement is subject to final documentation and approval by the Commissioners and the staff of the SEC. Discussions with the staff with respect to the offer of settlement are ongoing.

The Staff of the Securities and Exchange Commission has raised issues about whether the current structure of the funds investment management fee, which includes a performance component in addition to a base fee, fully complies with SEC regulations concerning performance fees. Putnam is currently engaged in discussions with the Staff regarding possible adjustments to the fee structure. Retroactive application of such adjustments over the period since April 1, 1997 (the period during which the performance fee has been in effect) would result in a reduction in aggregate management fees for that period. Putnam and the fund are fully cooperating with the SECs review of this matter. Effective September 27, 2004, pending resolution of the issue, the management fee will be accrued at such rates as may be appropriate in the circumstances. Putnam Management believes that the likelihood that this matter will have a material adverse financial impact on the fund or negatively impact Putnam Managements ability to provide investment services to the fund is remote.